VIA EDGAR

August 16, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln New York Account N for Variable Annuities
and Lincoln Life & Annuity Company of New York
Lincoln InvestmentSolutionsSM
File Nos. 811-09763; 333-175691

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York filed the initial above-referenced Form N-4 Registration Statement on July 21, 2011. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Life & Annuity Company of New York, in its capacity as Depositor for the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on August 18, 2011, or as soon as possible thereafter.

Sincerely,

/s/ Delson R. Campbell

Delson R. Campbell
Vice President

VIA EDGAR

August 16, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:       Lincoln New York Account N for Variable Annuities
and Lincoln Life & Annuity Company of New York
Lincoln InvestmentSolutionsSM
File Nos. 811-09763; 333-175691

Ladies and Gentlemen:

Lincoln Life & Annuity Company of New York filed the initial above-referenced Form N-4 Registration Statement on July 21, 2011. Pursuant to Rule 461 under the Securities Act of 1933, Lincoln Financial Distributors Inc., the principal underwriter for the Registrant, respectfully requests that the effective date of the Registration Statement be accelerated and that the Registration Statement be declared effective on August 18, 2011, or as soon as possible thereafter.

Sincerely,

/s/ Thomas O'Neill
Thomas O’Neill
Senior Vice President & Director